UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003


                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401 (k) PROFIT SHARING PLAN

                              (Full Title of Plan)


                       FIRST MID-ILLINOIS BANCSHARES, INC.
                             1515 Charleston Avenue
                                  P.O. Box 499
                             Mattoon, Illinois 61938

           (Name of Issuer of the Securities Held Pursuant to the Plan and the Address of the Principal Executive Officer)

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN



                                Table of Contents



                                                                       Page

Report of Independent Registered Public Accounting Firm                  1

Statements of Net Assets Available for Plan Benefits                     2

Statement of Changes in Net Assets Available for Plan Benefits           3

Notes to Financial Statements                                            4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)           9

             Report of Independent Registered Public Accounting Firm



The Participants and Plan Trustee of the
First Mid-Illinois Bancshares, Inc.
   401(k) Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Chicago, Illinois
June 11, 2004

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2003 and 2002




                                                       2003            2002
                                                --------------- ---------------
Assets:
 Investments, at fair value:
  Mutual funds                                   $   9,585,032   $   6,203,795
  Money market funds                                   257,025         571,049
  Certificates of deposit                            1,378,437       1,259,367
  Employer common stock                              7,215,610       3,955,176
  Participant loans                                    319,348         292,283
                                                --------------- ---------------
                                                    18,755,452      12,281,670
 Receivables:
  Interest and dividends                                82,147          45,282
                                                --------------- ---------------
    Net assets available for plan benefits       $  18,837,599   $  12,326,952
                                                =============== ===============

See accompanying notes to financial statements.

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year ended December 31, 2003





Additions to net assets attributed to:
 Investment income (loss):
  Interest and dividends                                    $     272,452
  Net appreciation in fair value of investments                 4,589,623
                                                            --------------
   Total investment income                                      4,862,075
                                                            --------------

 Contributions:
  Employer                                                        600,494
  Participants                                                    673,255
  Rollovers                                                       429,883
                                                            --------------
   Total contributions
                                                                1,703,632
                                                            --------------
 Transfers to the Plan
                                                                  607,580
                                                            --------------
   Total additions                                              7,173,287
 Deductions from net assets attributed to:
 Benefit payments                                                 662,640
                                                            --------------
   Net increase in net assets available for plan benefits
                                                                6,510,647
Net assets available for plan benefits:
  Beginning of year                                            12,326,952
                                                            --------------
  End of year                                               $  18,837,599
                                                            ==============

See accompanying notes to financial statements.

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


 (1)     Description of Plan

       The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan established January 1, 1985, covering all eligible employees of First Mid-Illinois Bancshares, Inc. (the Company) and any of its subsidiary corporations. All employees who have completed one-half year of service are eligible to participate in the Plan. Under the provisions of the Plan, each participant may direct their contributions into any of eleven investment options available under the Plan. The Plan currently offers eight mutual funds, a money market fund, certificates of deposit, and the Company's common stock as investment options for participants. Participants are also allowed to transfer all or part of their actual balances between these funds. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Contributions

       Under the provisions of the Plan, all employees who have entered into a compensation reduction agreement with the Company may elect to reduce their eligible compensation by up to any percentage, subject to the dollar limitations of Section 402(g) of the Internal Revenue Code (Code), ($12,000 for the 2003 Plan year), and to have the Company contribute this amount to the Plan as a before-tax contribution of the participant. The Company also makes a matching contribution calculated as a percentage of the before-tax contribution made on behalf of each contributing participant. The Company determines this percentage each year. Matching contributions, however, will not exceed 2% of the eligible compensation of each participant in any year and cannot exceed 50% of the employees elected deferral. For the year ended December 31, 2003, the matching contribution percentage was 2%.

       The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. For the year ended December 31, 2003, the profit sharing contribution was 4% of eligible compensation. The profit sharing contribution is maintained in a nonparticipant directed investment until this contribution is allocated by the plan to the participant accounts. Participants who work at least 1,000 hours of service during the Plan year are entitled to this contribution regardless of whether they elect to make a before-tax contribution.

       Participant Accounts

       Separate participant accounts are maintained for the purpose of distributing the Plan's earnings or losses, forfeitures, voluntary employee contributions, and employer contributions. Allocations of the Plan's earnings or losses, forfeitures and employer contributions to the participant accounts are based on participant earnings or account balances, as defined in the Plan. Forfeited nonvested accounts are allocated to participant accounts annually. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

       Participant Loans

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 40% of their vested account balance. Loan transactions are treated as a transfer between the various investment funds and participant loans. Maturity dates range from April 2004 through October 2018. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates on loans outstanding at December 31, 2003 ranged from 4.00% to 9.50%. Principal and interest is paid ratably through periodic payroll deductions.

       Vesting

       Participants are immediately vested in their voluntary contribution and the Company's matching contribution, and any earnings thereon. The Company's 4% profit sharing contribution, and any earnings thereon, vest according to the following schedule:

                          Vested
                     Years of service               Percentage
               ----------------------------    ------------------
                            1                           0%
                            2                          20
                            3                          40
                            4                          60
                            5                          80
                            6                         100


       On termination of service, a participant's vested account balance will be paid in the form of a lump sum distribution or installment payments.

       Administrative Expenses

       Administrative expenses of the Plan are paid by the Company.

       Forfeited Accounts

       Forfeitures of terminated nonvested account balances allocated to remaining participants at December 31, 2003 and 2002 totaled $24,208 and $23,373, respectively. Forfeitures are allocated to participant accounts as a pro rata share based on compensation.

       Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

       Transfers to the Plan

       Effective November 18, 2003, the Company merged the Checkley Agency, Inc. 401(k) Plan, with assets of $607,580 into the Plan

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


 (2)   Summary of Accounting Policies

       Basis of Accounting

       The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

       Investment Valuation and Income Recognition

       Quoted market prices are used to value the mutual funds and stock. Money market accounts and certificates of deposit are valued at cost, which approximates fair value. Participant loans are recorded at the unpaid principal balance of the loans which approximates fair value. The Plan's investments are held in a trust account (the Trust) administered by First Mid-Illinois Bank & Trust (the Bank), a wholly owned subsidiary of the Company.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Use of Estimates

       The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

       Payment of Benefits

       Benefits are recorded when paid.

(3)    Investments

       The following table presents the fair value of individual investments which represent 5% or more of the Plan's net assets available for plan benefits at December 31:

                         Investment                    Description          2002        2001
      --------------------------------------------- ----------------- ------------- ------------
      First Mid-Illinois Bank & Trust               Certificate of
         Certificate of Deposit                     Deposit             $  967,541   $  877,943
      Federated Max Capital Fund                    Mutual fund          2,111,881    1,549,310
      Janus Adviser Balance Fund                    Mutual fund          1,226,625    1,003,246
      Janus Adviser Worldwide Fund                  Mutual fund          1,201,757      963,317
      Vanguard Growth Index Fund                    Mutual fund          2,295,459    1,339,681
      First Mid-Illinois Bancshares, Inc. stock     Common stock         7,215,610    3,955,176

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


       During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

        Mutual funds                                $   1,579,222
        Common stock                                    3,010,401
                                                  ---------------
             Net appreciation in fair value
                 Of investments                     $   4,589,623
                                                  ===============


(4)    Nonparticipant-Directed Investments

       Information about the net assets relating to the nonparticipant-directed investments as of December 31, 2003 and 2002, and the components of the changes for the years ended December 31, 2003 and 2002, as follows:

                                                             2003         2002
                                                       ------------ ------------
        Net assets
         Certificate of deposit                         $  410,896   $  381,424
         Money market fund                                  14,494            -
         Interest receivable                                 1,085          893
                                                       ------------ ------------
               Net assets                               $  426,475   $  382,317
                                                       ============ ============
        Changes in net assets:
         Contributions                                  $  418,471   $  376,644
         Interest income                                     8,004        7,184
         Transfers to participant-directed investments    (382,317)    (344,801)
                                                       ------------ ------------
                                                        $   44,158   $   39,027
                                                       ============ ============

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


 (5)   Tax Status of the Plan

       The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Service on August 7, 2001 stating that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code, and the Trust is, therefore, exempt from Federal income tax under provisions of Section 501(a). The Plan has been amended since receiving the opinion letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

 (6)   Transactions with Related Parties

       The Plan holds certificates of deposit with First Mid-Illinois Bank & Trust, a related party. The certificates of deposit totaled $1,378,437 and $1,259,367 at December 31, 2003 and 2002 and interest income of $37,571 was recorded during 2003. The Plan also had an investment in 155,008 and 146,488 shares of the Company's common stock at December 31, 2003 and 2002, respectively. The common stock had a cost and fair value of $3,191,793 and $7,215,610, respectively, at December 31, 2003 and $2,752,336 and $3,955,176 respectively, at December 31, 2002. Related dividends received on the Company's stock for 2003 were $101,620.

                       FIRST MID-ILLINOIS BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2003



                                                                                      Number of
                                                                                      Shares or              Current
               Identity of issuer and description of investment                         units                 value
-------------------------------------------------------------------------------    -----------------    ------------------
Money market accounts:
   Federated Prime Obligation Funds #10                                                      27,393          $     27,393
   Federated Prime Obligation Fund #396                                                     541,172               541,172
   NTHN Institutional Funds Government Select                                                 2,484                 2,484

Certificates of deposit:
   First Mid-Illinois Bank & Trust CD; 2.96%, maturing
       January 2, 2004 (nonparticipant-directed, cost of $410,896)*                              --               381,424
   First Mid-Illinois Bank & Trust CD; 2.96%, maturing
       January 2, 2004 (participant-directed)*                                                   --               877,943

Mutual funds:
   Federated Mid Capital Index Fund                                                          33,044               471,207
   Federated Max Capital Fund                                                                87,089             1,549,310
   Federated Total Return Bond Fund                                                          43,104               465,091
   Fidelity Low Priced Stock Fund                                                             1,832                46,109
   Janus Adviser Balance Fund                                                                47,774             1,003,246
   Janus Adviser Worldwide Fund                                                              44,577               963,317
   PBHG Growth Fund                                                                          18,630               264,179
   T. Rowe Price Mid-Cap Value                                                                6,777               101,655
   Vanguard Growth Index Fund                                                                67,152             1,339,681

Common stock:
   First Mid-Illinois Bancshares, Inc. *                                                    146,488             3,955,176

Participant loans (at interest rates ranging from 4.00% to 9.50%, with
   maturity dates ranging from April 2004 to October 2018)                                  292,283               292,283
                                                                                                             -------------
                         Total investments                                                                   $ 12,281,670
                                                                                                             =============


* Party-in-interest

  See accompanying report of independent registered public accounting firm.

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      FIRST MID-ILLINOIS BANCSHARES, INC.


Date:  June 28, 2004                  By:  /s/  William S. Rowland

                                           William S. Rowland
                                           President and Chief Executive Officer

                   Exhibit Index to Annual Report on Form 11-K


          Exhibit
           Number          Description and Filing or Incorporation Reference
   ----------------------- -----------------------------------------------------
            23.1           Consent of KPMG LLP

                                                                    Exhibit 23.1



            Consent of Independent Registered Public Accounting Firm



The Board of Directors
First Mid-Illinois Bancshares, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-64139) on Form S-8 of First Mid-Illinois Bancshares, Inc. of our report dated June 11, 2004, relating to the statements of net assets available for plan benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003, and the supplemental schedule of assets (held at end of year) as of December 31, 2003, which appears in the December 31, 2003 annual report on Form 11-K of the First Mid-Illinois Banchshares, Inc. 401(k) Profit Sharing Plan.



/s/ KPMG LLP
Chicago, Illinois
June 25, 2004